						Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	June 30
	2012	2011	2010	2009	2008	2007
	(millions)
Income (loss) from continuing operations	$48.8	$174.2	$211.9	$151.9	$119.7	$120.9
Add
Equity investment loss	0.1	0.1	1.0	0.4	1.3	2.0
Income subtotal	48.9	174.3	212.9	152.3	121.0	122.9

Add
Income tax expense (benefit)	22.3	84.8	99.0	29.5	63.8	44.9
Kansas City earnings tax	-	-	0.1	0.4	0.3	0.5
Total taxes on income	22.3	84.8	99.1	29.9	64.1	45.4

Interest on value of leased property	2.9	5.9	6.2	6.5	3.6	3.9
Interest on long-term debt	118.2	223.2	218.9	203.6	126.2	74.1
Interest on short-term debt	4.0	11.8	9.7	10.3	18.2	26.4
Other interest expense and amortization (a)	3.4	11.6	9.7	4.7	(1.4)	5.8

Total fixed charges	128.5	252.5	244.5	225.1	146.6	110.2

Earnings before taxes on
income and fixed charges	$199.7	$511.6	$556.5	$407.3	$331.7	$278.5

Ratio of earnings to fixed charges	1.55	2.03	2.28	1.81	2.26	2.53

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.